FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                            REPORT OF FOREIGN ISSUER

                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934

                         For the month of November 2002

                          GRUPO FINANCIERO GALICIA S.A.
                          Galicia Financial Group S.A.
                 (Translation of registrant's name into English)

                   Tte. Gral. Juan D. Peron 456 (1038) Buenos
                                Aires, Argentina
                    (Address of principal executive offices)


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

                                    FORM 6-K

                           Commission File No. 0-30852
 Month Filed                    Event and Summary                        Exhibit No.

November 2002      Financial  statements  of  the  Registrant  for             99.1
                   its  first fiscal quarter ended March 31, 2002,
                   together with an English translation thereof.

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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                      GRUPO FINANCIERO GALICIA S.A.
                                      (Registrant)



     Date:  November 12, 2002         By:  /s/  Abel Ayerza
                                         ----------------------------------
                                         Name:  Abel Ayerza
                                         Title:    Chief Financial Officer